SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                (Amendment No. 17)*

               Katy Industries, Inc.
                  (Name of Issuer)

       Common Stock, One Dollar ($1.00) par value
           (Title of Class of Securities)

                     486026107
                   (CUSIP Number)

              Philip E. Johnson, Esq.
        Bennington, Johnson, Ruttum & Reeve
            370 17th Street, Suite 2480
               Denver, Colorado 80202
       _________________________________________________________________
       (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                    June 5, 1995
       (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

       Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
              (Continued on following page(s))

1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Wallace E. Carroll, Jr.

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             PF, AF, OO

       5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             87,950

       8.    SHARED VOTING POWER
             3,015,791

       9.    SOLE DISPOSITIVE POWER
             87,950

       10.   SHARED DISPOSITIVE POWER
             3,015,791

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING
        PERSON
             3,103,741

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW (11)
             34.1%

       14.   TYPE OF REPORTING PERSON*
                    IN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Denis H. Carroll

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             7,898

       8.    SHARED VOTING POWER
             3,112,159

       9.    SOLE DISPOSITIVE POWER
             7,898

       10.   SHARED DISPOSITIVE POWER
             3,112,159

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING
        PERSON
             3,120,057

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
       (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
       ROW (11)
             34.3%

       14.   TYPE OF REPORTING PERSON*
                    IN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Lelia Carroll

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             113,466

       8.    SHARED VOTING POWER
             2,994,009

       9.    SOLE DISPOSITIVE POWER
             113,466

       10.   SHARED DISPOSITIVE POWER
             2,994,009

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             3,107,475

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             34.2%
       14.   TYPE OF REPORTING PERSON*
                    IN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. Carroll Trust U/A Dated 7/1/57
             F/B/O Wallace E. Carroll, Jr. and his descendants

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             2,151

       8.    SHARED VOTING POWER
             2,054,280

       9.    SOLE DISPOSITIVE POWER
             2,151

       10.   SHARED DISPOSITIVE POWER
             2,054,280

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,056,431

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             22.7%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. Carroll Trust U/A Dated 7/1/57
             F/B/O Denis H. Carroll and his descendants

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             2,151

       8.    SHARED VOTING POWER
             2,054,280

       9.    SOLE DISPOSITIVE POWER
             2,151

       10.   SHARED DISPOSITIVE POWER
             2,054,280

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,056,431

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             22.7%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON
             The Wallace E. Carroll Trust U/A Dated 7/1/57
             F/B/O Lelia Carroll and her descendants

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             2,151

       8.    SHARED VOTING POWER
             2,054,280

       9.    SOLE DISPOSITIVE POWER
             2,151

       10.   SHARED DISPOSITIVE POWER
             2,054,280

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,056,431

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             22.7%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. Carroll Trust U/A Dated 5/1/58
             F/B/O Wallace E. Carroll, Jr. and his descendants

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             372,120

       8.    SHARED VOTING POWER
             2,054,280

       9.    SOLE DISPOSITIVE POWER
             372,120

       10.   SHARED DISPOSITIVE POWER
             2,054,280

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,426,400

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             26.7%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. Carroll Trust U/A Dated 5/1/58
             F/B/O Denis H. Carroll and his descendants

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             372,120

       8.    SHARED VOTING POWER
             2,054,280

       9.    SOLE DISPOSITIVE POWER
             372,120

       10.   SHARED DISPOSITIVE POWER
             2,054,280

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,426,400

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             26.7%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. Carroll Trust U/A Dated 5/1/58
             F/B/O Lelia Carroll and her descendants

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             372,120

       8.    SHARED VOTING POWER
             2,054,280

       9.    SOLE DISPOSITIVE POWER
             372,120

       10.   SHARED DISPOSITIVE POWER
             2,054,280

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,426,400

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             26.7%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Lelia H. Carroll Trust U/A Dated 7/12/62

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             216,304

       8.    SHARED VOTING POWER
             431,588

       9.    SOLE DISPOSITIVE POWER
             216,304

       10.   SHARED DISPOSITIVE POWER
             431,588

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             647,892

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
        CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             7.1%

       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. Carroll Trust U/A Dated 1/20/61

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             44,486

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             44,486

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             44,486

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. and Lelia H. Carroll Trust U/A
                    Dated 12/15/78

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             21,176

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             21,176

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             21,176

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. Carroll, Jr. Trust #1 U/A Dated
       12/30/76

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             1,000

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             1,000

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             1,000
       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. Carroll, Jr. Trust #2 U/A Dated
       12/30/76

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             774

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             774

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             774

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Wallace E. Carroll Trust U/A Dated 2/1/54
       F/B/O
             Lelia Carroll

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             -0-

       8.    SHARED VOTING POWER
             2,054,280

       9.    SOLE DISPOSITIVE POWER
             -0-

       10.   SHARED DISPOSITIVE POWER
             2,054,280

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,054,280
       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             22.6%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Lelia H. Carroll Trust U/A Dated 3/1/55
             F/B/O Lelia Carroll

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             -0-

       8.    SHARED VOTING POWER
             2,054,280

       9.    SOLE DISPOSITIVE POWER
             -0-

       10.   SHARED DISPOSITIVE POWER
             2,054,280

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,054,280

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             22.6%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             CRL, Inc.

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             2,054,280

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             2,054,280

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,054,280

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             22.6%
       14.   TYPE OF REPORTING PERSON*
                    CO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Z Liquidation Corporation

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             645,000

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             645,000

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             645,000

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
        CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             7.1%

       14.   TYPE OF REPORTING PERSON*
                    CO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             LeWa Company

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             431,558

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             431,588

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             431,588
       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             4.8%

       14.   TYPE OF REPORTING PERSON*
                    CO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             The Carroll Foundation

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Colorado

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             40,170

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             40,170

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             40,170

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    OO
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Gage Partnership, Ltd.

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Colorado

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             7,691

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             7,691

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             7,691

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    PN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Gage Partnership 1989, Ltd.

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Colorado

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             2,207

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             2,207

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,207

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    PN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Gage Partnership 1990, Ltd.

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Colorado

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             5,272

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             5,272

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             5,272

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    PN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Gage Partnership 1991, Ltd.

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Colorado

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             5,906

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             5,906

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             5,906

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    PN
       1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             WEC Partnership, Ltd.

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not Applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Colorado

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             16,501

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             16,501

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             16,501

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    PN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             SIS Partnership, Ltd.

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not Applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             Colorado

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             19,552

       8.    SHARED VOTING POWER
             -0-

       9.    SOLE DISPOSITIVE POWER
             19,532

       10.   SHARED DISPOSITIVE POWER
             -0-

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             19,532

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             less than 1%
       14.   TYPE OF REPORTING PERSON*
                    PN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Philip E. Johnson

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             5,550

       8.    SHARED VOTING POWER
             3,079,858

       9.    SOLE DISPOSITIVE POWER
             5,550

       10.   SHARED DISPOSITIVE POWER
             3,079,858

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             3,085,408

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             34.07%
       14.   TYPE OF REPORTING PERSON*
                    IN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Amelia M. Carroll

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             6,164

       8.    SHARED VOTING POWER
             3,325,454

       9.    SOLE DISPOSITIVE POWER
             6,164

       10.   SHARED DISPOSITIVE POWER
             3,325,454

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             3,331,618

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*
       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             36.7%

       14.   TYPE OF REPORTING PERSON*
                    IN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Arthur R. Miller

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             3,000

       8.    SHARED VOTING POWER
             3,801,724

       9.    SOLE DISPOSITIVE POWER
             3,000

       10.   SHARED DISPOSITIVE POWER
             3,801,724

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             3,801,724

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             41.9%
       14.   TYPE OF REPORTING PERSON*
                    IN
1. NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON
             Brooke H. Johnson

       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP*
             (a)
             (b)  X

       3.    SEC USE ONLY

       4.    SOURCE OF FUNDS*
             Not applicable

       5.    CHECK BOX IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

       6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       7.    SOLE VOTING POWER
             1,800

       8.    SHARED VOTING POWER
             2,054,280

       9.    SOLE DISPOSITIVE POWER
             1,800

       10.   SHARED DISPOSITIVE POWER
             2,054,280

       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING
        PERSON
             2,056,080

       12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES
             CERTAIN SHARES*

       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW (11)
             22.7%
       14.   TYPE OF REPORTING PERSON*
                    IN
AMENDMEN          T NO. 17
                  TO SCHEDULE 13D

             This amended statement relates to the Common
       Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc. (the "Company"). This statement is being filed in accordance with Item 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

             This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Denis H. Carroll, Lelia Carroll, The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E.
       Carroll, Jr. and his descendants (the "WEC Jr. '57 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Denis H. Carroll and his descendants (the "DHC '57 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Lelia Carroll and her descendants
       (the "LC '57 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '58 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O
       Denis H. Carroll and his descendants (the "DHC '58 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Lelia Carroll and her descendants (the "LC '58 Trust"), The Lelia H. Carroll Trust U/A Dated 7/12/62 (the "'62 Trust"), The Wallace E. Carroll Trust U/A Dated 1/20/61 (the "'61 Trust"), The Wallace E. and Lelia H. Carroll Trust U/A Dated 12/15/78 (the "'78 Trust"), The Wallace E. Carroll, Jr. Trust Number 1 U/A Dated 12/30/76 (the "'76 Trust Number 1"),
       The Wallace E. Carroll, Jr. Trust Number 2 U/A Dated 12/30/76 (the "'76 Trust Number 2"), The Wallace E. Carroll Trust U/A Dated
       2/1/54 F/B/O Lelia Carroll (the "LC '54 Trust"), The Lelia H. Carroll Trust U/A Dated 3/1/55 F/B/O Lelia Carroll (the "LC '55 Trust"),
       CRL, Inc., a Delaware corporation ("CRL"), Z Liquidation
       Corporation, a Delaware corporation ("Z Liquidation"), LeWa
       Company, an Illinois corporation ("LeWa"), The Carroll Foundation, Gage Partnership, Ltd., a Colorado limited partnership ("Gage
       Ltd."), Gage Partnership 1989, Ltd., a Colorado limited partnership ("Gage 1989"), Gage Partnership 1990, Ltd., a Colorado limited partnership ("Gage 1990"), Gage Partnership 1991, Ltd., a Colorado limited partnership ("Gage 1991"), WEC Partnership, Ltd., a
       Colorado partnership, SIS Partnership, Ltd., a Colorado partnership, Philip E. Johnson, Jr., Amelia M. Carroll, Arthur R. Miller and Brooke H. Johnson, pursuant to a Joint 13D Filing Agreement dated as of September 1, 1992, as amended (collectively, the "Reporting Persons").

   Item 2.Identity and Background

             Item 2 is hereby amended as follows:

             Pamela C. Crigler has ceased to be Reporting Persons for purposes of this Amended Statement. The shares formerly reported as beneficially owned by such Pamela C. Crigler are reported in this amended statement as beneficially owned by CRL.

             Certain information regarding the following
       Reporting Persons has changed and is amended as follows:

        A.   Philip E. Johnson

             a.   Philip E. Johnson
             b.   c/o Bennington, Johnson, Ruttum & Reeve
                  370 17th Street, Suite 2480
                  Denver, Colorado  80202
             c.   Chairman of the Board, Katy Industries,
       Inc.            and
                  Partner with Bennington, Johnson, Ruttum
       &               Reeve,
                  Attorneys at Law, 370 17th Street, Suite
       2480,
                  Denver, Colorado 80202
             d.   Negative
             e.   Negative
             f.   United States Citizen

        B.   The Lelia H. Carroll Trust U/A Dated 7/12/62

             a.   The Lelia H. Carroll Trust U/A Dated
       7/12/62
             b.   c/o CRL, Inc.
                  6300 S. Syracuse, Suite 300
                  Englewood, CO  80111
             c.   Not Applicable
             d.   Negative
             e.   Negative
             f.   Illinois

        C.   The Wallace E. Carroll Trust U/A Dated 1/20/61

             a.   The Wallace E. Carroll Trust U/A Dated            1/20/61
             b.   c/o CRL, Inc.
                  6300 S. Syracuse, Suite 300
                  Englewood, CO  80111
             c.   Not applicable
             d.   Negative
             e.   Negative
             f.   Illinois

        D.   The Wallace E. and Lelia H. Carroll Trust U/A
       Dated           12/15/78

             a.   The Wallace E. and Lelia H. Carroll Trust
                  U/A Dated 12/15/78
             b.   c/o CRL, Inc.
                  6300 S. Syracuse, Suite 300
                  Englewood, CO  80111
             c.   Not applicable
             d.   Negative
             e.   Negative
             f.   Illinois

        E.   The Wallace E. Carroll, Jr. Trust Number 1 U/A
              Dated     12/30/76

             a.   The Wallace E. Carroll, Jr. Trust Number 1
                  U/A  Dated     12/30/76
             b.   c/o CRL, Inc.
                  6300 S. Syracuse, Suite 300
                  Englewood, CO  80111
             c.   Not applicable
             d.   Negative
             e.   Negative
             f.   Illinois

        F.   The Wallace E. Carroll, Jr. Trust Number 2 U/A
             Dated     12/30/76

             a.   The Wallace E. Carroll, Jr. Trust Number 2 U/A
                  Dated     12/30/76
             b.   c/o CRL, Inc.
                  6300 S. Syracuse, Suite 300
                  Englewood, CO  80111
             c.   Not applicable
             d.   Negative
             e.   Negative
             f.   Illinois

        G.   CRL, Inc.

             a.   CRL, Inc.
             b.   State of Incorporation:  Delaware
             c. Principal Business: A diversified holding company 6300 S. Syracuse, Suite 300
                  Englewood, Colorado  80111
             d.   Negative
             e.   Negative

             Executive Officers & Directors of CRL, Inc.

                  Jonathan Johnson

                  a.   Jonathan Johnson (President, Chief
                              Financial Officer and Secretary)
                  b.   CRL, Inc.
                       6300 S. Syracuse, Suite 300
                       Englewood, CO  80111
                  c. Vice President, Chief Financial Officer and Secretary of CRL, Inc.
                  d.   Negative
                  e.   Negative
                  f.   United States Citizen

                  Wallace E. Carroll, Jr. (Chairman, Director and Vice President)

                  (information previously provided)

                  Lelia Carroll (Vice Chairman, Vice
                  President and Director)

                  (information previously provided)

        H.   The Carroll Foundation

             a.   The Carroll Foundation
             b.   c/o CRL, Inc.
                  6300 South Syracuse, Suite 300
                  Englewood, Colorado  80111
             c.   Not applicable
             d.   Negative
             e.   Negative
             f.   Colorado

        I.   Z Liquidation Corporation

             a.   Z Liquidation Corporation
             b.   State of Incorporation:  Illinois
             c.   Principal Business:  holding company
                  6300 S. Syracuse, Suite 300
                  Englewood, CO  80111
             d.   Negative
             e.   Negative

             Executive Officers and Directors of Z Liquidation
                Corporation

                  Jonathan Johnson

                  a. Jonathan Johnson (President, Chief Financial Officer and Secretary)
                  b.   CRL, Inc.
                       6300 S. Syracuse, Suite 300
                       Englewood, CO  80111
                  c.   Vice President, Chief Financial
                        Officer and Secretary of CRL, Inc.
                  d.   Negative
                  e.   Negative
                  f.   United States Citizen

                  Wallace E. Carroll, Jr. (Chairman, Director and Vice President)

                  (information previously provided)

                  Lelia Carroll (Vice Chairman, Vice
                  President and Director)

                  (information previously provided)

        J.   Arthur R. Miller

             a.   Arthur R. Miller
             b.   Holleb & Coff
                  55 East Monroe Street, Suite 4100
                  Chicago, Illinois  60603-5896
             c.   Partner, Holleb & Coff Attorneys at Law
                  55 East Monroe Street, Suite 4100
                  Chicago, Illinois  60603-5896
             d.   Negative
             e.   Negative
             f.   United States

       Item 3.Source of Funds

             Item 3 is hereby amended as follows:

             The source of funds to be used by Wallace E. Carroll, Jr. to make the payments to certain of the other Reporting Persons described in Item 6 of this amended statement or to consummate the purchases described in Item 4 of this amended statement may be Mr. Carroll's personal funds, proceeds received from the Reorganization (as defined in Item 4 below), loans from CRL or the assets of certain trusts for the benefit of Mr. Carroll and his descendants.

       Item 4.Purpose of Transaction

             Item 4 is hereby amended as follows:

             Members of the family of Wallace E. Carroll, certain trusts formed for their benefit and the benefit of their descendants and certain entities controlled by them (the "Carroll Family"), which includes all of the Reporting Persons, are presently reorganizing their jointly held assets (the "Reorganization"). The Reorganization is expected to be completed later in 1995 with various aspects of the Reorganization to be effective as of January 1, 1995. As part of the Reorganization, it is expected that certain Shares held by certain of the Reporting Persons will be transferred to other Reporting Persons or otherwise sold in open market transactions as described below. Transfers of Shares to other Reporting Persons will be in exchange for various jointly held Carroll Family assets, including interests of the Carroll Family in both public and private companies, certain real estate, aircraft, locomotives and notes receivable and payable.

             The Reporting Persons anticipate that pursuant to the Reorganization all Shares presently held by CRL and LeWa will become beneficially owned by Wallace E. Carroll, Jr. and certain trusts for his benefit and the benefit of his descendants (the "WEC Jr. Trusts"). As a result, such Shares will cease to be beneficially owned by Lelia Carroll, Denis H. Carroll or Barry J. Carroll, who together with Wallace E. Carroll, Jr., are the four children of Wallace E. Carroll and Lelia H. Carroll. Lelia Carroll, Barry J. Carroll and Denis H. Carroll previously resigned as directors of the Company. Wallace E. Carroll, Jr. continues to serve on the Board of Directors of the Company. Arthur R. Miller and Philip E.
       Johnson, who are also Reporting Persons, also continue to serve on the Board of Directors of the Company.

             Upon consummation of the Reorganization, Wallace
       E. Carroll, Jr. is expected to continue to beneficially own approximately 34.1% of the outstanding Shares. In connection with or following the Reorganization, Wallace E. Carroll, Jr. may seek to increase his beneficial holdings up to approximately 40% of the outstanding Shares by acquiring additional Shares from the other members of the Carroll Family or by acquiring additional Shares in open market transactions. Such acquisitions may be accomplished by Wallace E. Carroll, Jr., in his individual capacity, by the WEC Jr. Trusts or by entities controlled by Wallace E. Carroll, Jr. or such trusts, including CRL. Wallace E. Carroll, Jr. has also entered into certain agreements with other Carroll Family members relating to the purchase and sale of Shares held by them as described under
       Item 6 of this amended statement.

             In connection with the Reorganization, the Reporting
       Persons anticipate that the remaining Shares not beneficially owned by Wallace E. Carroll, Jr. will continue to be held by the Reporting Persons holding such Shares for investment except as described below.

             In connection with the Reorganization, Lelia Carroll has indicated that she may from time to time seek to sell Shares beneficially owned by her. Such sales may be to Wallace E. Carroll, Jr., the WEC Jr. Trusts or to entities controlled by Wallace E. Carroll, Jr. or such trusts pursuant to the agreements described under
       Item 6 to this amended statement. Such sales may also be in open market transactions commencing after the filing of this amended statement.

       Item 5.Interest in Securities of the Issuer

             Item 5 is hereby amended and restated in its
       entirety as          follows:

             The information regarding sole and shared beneficial ownership of Shares, the number of such Shares and related percentage ownership for each of the Reporting Persons is incorporated herein by reference to the cover pages to this amended statement.

             As of the date of this amended statement, the Reporting Persons beneficially own 4,192,998 Shares in the aggregate, or 46.2% of the 9,076,387 outstanding Shares of the Company as of the date of this amendment. Such beneficial ownership does not include 97,226 Shares held by trusts for the benefit of Barry J. Carroll and his descendants, 55,121 Shares held by The Marital Trust formed under the Will of Wallace E. Carroll, 53,598 Shares held by the Estate of Wallace E. Carroll or 8,473 Shares held by Lelia H. Carroll, none of whom are Reporting
       Persons for purposes of this amended statement. Such beneficial ownership also does not include 11,474 Shares held by the children of Wallace E. Carroll, Jr. and 10,884 Shares held by the children of Denis H. Carroll, all of whom are no longer minor children and are not included in this amended statement as Reporting Persons.

             Wallace E. Carroll, Jr. solely beneficially owns
       87,950 Shares held directly and may be deemed to share beneficial ownership of 6,164 Shares directly held by his wife, Amelia Carroll. The WEC Jr. Trusts collectively hold 467,088 Shares. As a trustee of such trusts, Wallace E. Carroll, Jr. may be deemed to share beneficial ownership of the Shares held by the WEC Jr. Trusts.
       Other trustees of certain of the WEC Jr. Trusts include Amelia Carroll, Arthur R. Miller, Philip E. Johnson, John P. Corvino and Robert E. Kolek. As a trustee of the Carroll Foundation, a private foundation (the "Carroll Foundation"), Wallace E. Carroll, Jr. may be deemed to share beneficial ownership of 40,170 Shares held by such foundation. As the sole general partner of the WEC Partnership, Ltd., Wallace E. Carroll, Jr. may be deemed to beneficially own 16,501 Shares held by such partnership. Wallace
       E. Carroll, Jr. may also be deemed to share beneficial ownership of the Shares held by CRL and LeWa described below.

             Denis H. Carroll solely beneficially owns 7,898
       Shares held directly. Various Carroll Family trusts for the benefit of Denis H. Carroll and his descendants (the "DHC Trusts") collectively hold 471,496 Shares. As a trustee of such trusts, Denis
       H. Carroll may be deemed to share beneficial ownership of the Shares held by the DHC Trusts. Other trustees of certain of the DHC Trusts include Arthur R. Miller and Paul L. Whiting. As a trustee of the Carroll Foundation, Denis H. Carroll may be deemed to share beneficial ownership of 40,170 Shares held by such foundation. As a general partner of the Gage Partnership 1991, Ltd. ("Gage 91"), Denis H. Carroll may be deemed to beneficially own the 5,906 Shares held by Gage 91. Denis H. Carroll may also be deemed to share beneficial ownership of the Shares held by CRL and LeWa described below. Denis H. Carroll is also a trustee of the Marital Trust created under the Will of Wallace E. Carroll (the "Marital Trust") and an administrator of the Wallace E. Carroll
       Estate (the "Estate") and may be deemed to share beneficial ownership of the 55,121 and 53,598 Shares, respectively, held by the Marital Trust and the Estate.

       Lelia Carroll solely beneficially owns 93,934 Shares held directly. Various Carroll Family trusts for the benefit of Lelia Carroll and her descendants (the "LC Trusts") collectively hold 467,971 Shares. As a trustee of such trusts, Lelia Carroll may be deemed to share beneficial ownership of the Shares held by the LC Trusts. Other trustees of certain of the LC Trusts include Amelia Carroll, Philip E. Johnson, Jonathan P. Johnson, Arthur R. Miller, John P. Corvino, Robert E. Kolek, Allen P. Lev and Brooke
       Johnson. As a trustee of the Carroll Foundation, Lelia Carroll may be deemed to share beneficial ownership of 40,170 Shares held by such foundation. As the sole general partner of the SIS Partnership, Ltd., Lelia Carroll may be deemed to beneficially own 19,532 Shares held by such partnership. Lelia Carroll may also be deemed to share beneficial ownership of the Shares held by CRL and LeWa described below.

       CRL beneficially owns 2,054,280 Shares.  Of such
       Shares, 645,000 are held by CRL's wholly owned subsidiary, Z Liquidation. Certain of the WEC Jr. Trusts, LC Trusts, DHC Trusts and BJC Trusts and Wallace E. Carroll, Jr., Lelia Carroll and the Estate hold all of the outstanding stock of CRL and may be deemed to share beneficial ownership of the Shares owned by CRL. LeWa holds 431,588 Shares. Barry J. Carroll, Denis H. Carroll, Wallace
       E. Carroll, Jr., Lelia Carroll and certain of the WEC, Jr. Trusts, LC Trusts, DHC Trusts and BJC Trusts hold all of the outstanding common stock of LeWa and may be deemed to share beneficial ownership of the Shares held by LeWa. Upon consummation of the Reorganization referred to in amended Item 4, it is expected that Wallace E. Carroll, Jr. and the WEC Jr. Trusts will beneficially own all of the Katy Shares held by CRL and LeWa and that Lelia Carroll, Denis H. Carroll and Barry J. Carroll and their related trusts will cease to beneficially own a portion of such Shares.

             Philip E. Johnson solely beneficially owns 5,550
       Shares held directly. As a general partner of the Gage Partnership, Ltd., Gage Partnership 1989, Ltd. and Gage Partnership 1990, Ltd., and Gage 91, Mr. Johnson may be deemed to share beneficial ownership of the 7,691, 2,207, 5,272 and 5,906 Shares, respectively, held by such partnerships. Mr. Johnson is a trustee of certain of the WEC Jr. Trusts holding 1,774 Shares and certain of the LC Trusts holding 467,971 Shares and, accordingly, may be deemed to share beneficial ownership of such Shares. Mr. Johnson also is a trustee of the Marital Trust and an administrator of the Estate and may be deemed to share beneficial ownership of the Shares held by such entities. As a result of his position as trustee of certain of the LC Trusts which are stockholders of CRL and LeWa, Mr. Johnson may also be deemed to share beneficial ownership of the Shares held by CRL and LeWa.

             Arthur R. Miller solely beneficially owns 3,000
       Shares held directly. Mr. Miller is a trustee of various WEC Jr. Trusts, LC Trusts and DHC Trusts collectively holding 1,312,856 Shares and, accordingly, may be deemed to share beneficial ownership of such Shares with the other trustees of such trusts. Mr. Miller, as a result of his position as trustee of certain of the WEC Jr.Trusts, LC Trusts and DHC Trusts, may also be deemed to share beneficial ownership of 2,485,868 Shares in the aggregate held by CRL and LeWa. Mr. Miller disclaims beneficial ownership of all Shares owned by the WEC, Jr. Trusts, LC Trusts, DHC Trusts, CRL and LeWa.

             The 61 Trust and 62 Trust have each been subdivided into four subtrusts for the benefit of Wallace E. Carroll, Jr., Denis H.Carroll, Lelia Carroll and Barry J. Carroll. The 78 Trust has been subdivided into 17 subtrusts also for the benefit of the descendants of such persons. The 76 Trust Number 1 and 76 Trust Number 2 have each been subdivided into four subtrusts for the benefit of the children of Wallace E. Carroll, Jr. The Shares reported as beneficially owned on the cover pages to this amended statement for each of the individual Reporting Persons includes only their pro rata portion of Shares held by such trusts based upon the terms of the foregoing subdivision.

             The Reporting Persons anticipate that in connection with the Reorganization the Carroll Foundation will be subdivided into three separate foundations controlled by Wallace E. Carroll, Jr., Denis H. Carroll and Lelia Carroll, respectively. Upon such subdivision the Shares beneficially owned by the Carroll Foundation will become beneficially owned on a pro rata basis by such persons in accordance with the terms of such subdivision.

             In accordance with Item 5 of Schedule 13D, information concerning certain of the trustees of the various Carroll Family trusts referred to above not previously disclosed in this statement is as follows:

                  a.   John P. Corvino
                  b.   CRL Industries, Inc.
                       2345 Waukegan Road
                       Suite South 200
                       Bannockburn, IL 60015
                  c.   General Counsel
                  d.   Negative
                  e.   Negative
                  f.   United States Citizen

                  a.   Robert E. Kolek
                  b.   Holleb & Coff
                       55 East Monroe Street, Suite 4100
                       Chicago, IL  60603-5896
                  c.   Partner, Holleb & Coff
                       55 East Monroe Street, Suite 4100
                       Chicago, IL  60603-5896
                  d.   Negative
                  e.   Negative
                  f.   United States Citizen

                  a.   Allen P. Lev
                  b.   Holleb & Coff
                       55 East Monroe Street, Suite 4100
                       Chicago, IL  60603-5896
                  c.   Partner, Holleb & Coff
                       55 East Monroe Street, Suite 4100
                       Chicago, IL  60603-5896
                  d.   Negative
                  e.   Negative
                  f.   United States Citizen

       Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Item 6 is hereby amended as follows:

             Pursuant to the Reorganization described in Item 4 above, members of the Carroll Family have terminated, effective
       May 15, 1995, the Stock Purchase Agreement by and among various Carroll Family members as previously described under Item 6 of this statement. Such agreement contained various restrictions on the transfer of Shares by such persons as previously described under
       Item 6 of this statement.

             In connection with the Reorganization and to memorialize certain informal arrangements initially discussed by the Reporting Persons in late 1993 and early 1994, Wallace E. Carroll, Jr. has agreed to guaranty Denis H. Carroll, Lelia Carroll and Barry J. Carroll and certain trusts for their benefit and the benefit of their descendants that if any of such persons or trusts desires to sell certain Shares held by such person or trusts to a third party or in open market transactions, such person or trusts shall receive at least $11.10 per Share. If such transaction is at a price less than $11.10 per Share, Wallace E. Carroll, Jr. has agreed to pay such persons or trusts the difference between $11.10 and the sales price. Upon agreement of the parties, Wallace E. Carroll, Jr. may directly purchase the Shares subject to the foregoing guaranty from such persons or trusts. Approximately 1,104,067 Shares held by such persons and trusts are subject to the foregoing agreement.

             The definitive terms of the foregoing arrangements are subject to negotiation of the definitive agreements setting forth the terms of the Reorganization. Upon final execution, such agreements will be filed as exhibits to this amended statement.

       SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date:  June 6, 1995



                      By:  /s/ Philip E. Johnson
                      ___________________________________
                      Philip E. Johnson, signing in
                             his individual capacity and
                             as attorney-in-fact for the
                             Reporting Persons.